FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2005	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ADDENDUM TO SECURITIES PURCHASE AGREEMENT

AND REGISTRATION RIGHTS AGREEMENT

This ADDENDUM (this “Addendum Agreement”) is made as of November 10, 2005, by and between Nite Capital LP (“Nite”) and Forbes Medi-Tech Inc. (the “Company”)

WHEREAS the Company and Nite have entered into a Securities Purchase Agreement made as of October 26, 2005 (the “Nite SPA”) pursuant to which Nite purchased 150 Series B Convertible Preferred Shares of the Company with Series D Warrants attached (the “Purchased Securities”);

WHEREAS the Company and Nite have entered into a Registration Rights Agreement made as of October 26, 2005 (the “Nite RRA”) respecting the U.S. Registration of the Purchased Securities;

WHEREAS Nite has acquired from Sherpa Asset Management Ltd. (“Sherpa”), the right to purchase an additional 150 Series B Convertible Preferred Shares of the Company, with Series D Warrants attached to purchase up to 45,555 common shares of the Company (such additional 150 Series B Convertible Preferred Shares and Series D Warrants being hereinafter referred to, collectively, as the “Extra Securities”);

WHEREAS Nite and the Company are entering into this Addendum to provide for the closing of the purchase and sale of the Extra Securities and to extend the rights and obligations of the parties under the Nite SPA and the Nite RRA to the Extra Securities;

NOW THEREFORE in consideration of the covenants and agreements of the parties herein contained, and other good and valuable consideration among the parties (the receipt and adequacy whereof being hereby acknowledged by the parties):

1.

Definitions

. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Nite SPA.

2.

Extension of SPA and RRA to Extra Securities.  Subject to the other terms and conditions contained herein, the parties hereby agree to extend the terms and conditions of the Nite SPA and the Nite RRA to the Extra Securities to the same extent as if the Extra Securities were originally listed on Exhibit A of the Nite SPA, and such Exhibit A is hereby amended to the Exhibit A attached to this Addendum Agreement;

3.

Four Month Hold Period  Notwithstanding section 2 above or the Company’s Articles of Continuance, as amended, Nite acknowledges and agrees that the day which is 4 months and a day as referred to in the legend to be added to the certificates representing the Extra Securities in accordance with section 6.2 of the Nite SPA shall be calculated as of and from the day on which the closing of the purchase and sale of the Extra Securities occurs (the “Extra Closing”), and that the reference to February 27, 2006 in Exhibit B1 to Part B of the Company’s Articles of Continuance, as amended, shall be deemed to be, in respect of the Extra Securities, that day which is 4 months and a day following the Extra Closing date.

4.

Expiry Date of Warrants   Notwithstanding the actual date of issue of the Series D Warrants forming part of the Extra Securities, the expiry date of such Warrants shall be October 26, 2010.

5.

Deemed Closing Date      Notwithstanding the actual date of the Extra Closing, the date of consummation of the purchase and sale of the Extra Securities shall, for all purposes of Part B of the Company’s Articles of Continuance, as amended, including without limitation, the definition of “Closing Date” referred to therein, be deemed to be October 26, 2005.

6.

Representations and Warranties  Nite hereby confirms its representations and warranties contained in the Nite SPA to the same extent as if such representations and warranties were set out herein in respect of the Extra Securities, and such representations and warranties shall be deemed to be repeated on the date of the Extra Closing.

7.

Closing.     Subject to section 8, the Extra Closing shall occur on that date on which the Company receives the purchase price of the Extra Securities of USD $150,000.  On such date, the Company shall issue certificates in the name of Nite representing the Extra Securities.  No other documents will be required to be delivered by either party in connection with the Extra Closing.

8.

Termination.  Nite shall forfeit its right to purchase the Extra Securities if the Extra Closing has not occurred on or before November 21, 2005.

9.

Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts and by facsimile transmission, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

10.

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and Canada in force therein without regard to its conflict of law rules.

IN WITNESS WHEREOF, the parties hereto have executed this Assignment Agreement as of the day and year first above written.

NITE CAPITAL LP

By:

Its General Partner

__”Keith A. Goodman___

Name:

Keith A. Goodman

Title:

Manager of the General Partner

FORBES MEDI-TECH INC.

By:

“Charles A. Butt”

Name: Charles A. Butt

Title:   President & CEO

EXHIBIT A

Purchaser, Address and Jurisdiction of Organization	Number of Shares to be Purchased	Number of Warrants to be Purchased	Aggregate Purchase Price
Nite Capital 100 E. Cook Avenue Suite 201 Libertyville, Illinois 60048 Jurisdiction of Organization: _______________________	Tranche 1: 150 Tranche 2: 150 TOTAL: 300	Tranche 1: 45,455 Tranche 2: 45,455 TOTAL: 90,010	Tranche 1: USD $150,000 Tranche 2: USD $150,000 TOTAL: USD $300,000